UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CHINA METRO-RURAL HOLDINGS LIMITED

(Name of Issuer)

Ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

G3163G104

(CUSIP Number)

Su Shaobin

80 SHEUNG SHING ST

CELESTIAL HEIGHTS

APARTMENT NO. 19

33/F

KOWLOON

HONG KONG

Zhong Ying Limited

P.O. Box 957

Offshore Incorporations Centre

Road Town

Tortola

British Virgin Islands

August 16, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 8 Pages

Exhibit Index: Page 7

CUSIP No. G3163G104	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhong Ying Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 11,800,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 11,800,000 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.85% (2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	5,900,000 ordinary shares and warrants to purchase 5,900,000 ordinary shares at an exercise price of 2.875 per ordinary share.
(2)	Percentage of class calculated based on an aggregate of 79,443,782 Ordinary Shares of the Issuer issued and outstanding (including 5,900,000 warrants).

Page 2 of 8 Pages

CUSIP No. G3163G104	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SU SHAOBIN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Residence
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 11,800,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 11,800,000 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.85% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	5,900,000 ordinary shares and warrants to purchase 5,900,000 ordinary shares at an exercise price of 2.875 per ordinary share.
(2)	Percentage of class calculated based on an aggregate of 79,443,782 Ordinary Shares of the Issuer issued and outstanding (including 5,900,000 warrants).

Page 3 of 8 Pages

CUSIP No. G3163G104

Item 1.

(a)	Name of Issuer

China Metro-Rural Holdings Limited

(b)	Address of Issuer’s Principal Executive Offices

Suite 2204, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

Item 2.

(a)	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Zhong Ying Limited

(ii)	Su Shaobin

(b)	Address of the Principal Office or, if none, residence

(i)	Zhong Ying Limited — P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

(ii)	Su Shaobin — 80 Sheung Shing ST, Celestial Heights, Apartment No. 19, 33/F, KLN

(c)	Citizenship

(i)	Zhong Ying Limited is a British Virgin Islands entity

(ii)	Mr. Shaobin is a Hong Kong resident

(d)	Title of Class of Securities

Ordinary Shares

(e)	CUSIP Number

G3163G104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	As of August 16, 2011, each of the Reporting Persons may be deemed to be the beneficial owner of 11,800,000 ordinary shares.

(b)	As of August 16, 2011, each of the Reporting Persons may be deemed to be the beneficial owner of 14.85% of ordinary shares outstanding.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote 11,800,000.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of 11,800,000.

Page 4 of 8 Pages

Item 5. Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

This Item 7 is not applicable.

Item 8. Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9. Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 8 Pages

CUSIP No. G3163G104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZHONG YING LIMITED

8/24/11 Date

/s/ Su Shaobin Signature

SU SHAOBIN, Director Name/Title

SU SHAOBIN

8/24/11 Date

/s/ Su Shaobin Signature

Page 6 of 8 Pages

EXHIBIT INDEX

EX

1.	Joint Filing Agreement

Page 7 of 8 Pages